SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated March 31, 2006, of SPW Notice to Bondholders

                                        Scottish Power Finance (Jersey) Limited (the "Issuer")

                 US$700,000,000 4 per cent. step-up perpetual subordinated convertible bonds (the "Convertible Bonds")

                                         Notice to Bondholders of adjustment to Exchange Price

Scottish Power plc (the  "Company") has announced  today that it is sending a circular to its  shareholders  providing the details of a return of cash to its  shareholders  of £2.25 billion by way of a B Share scheme and a consolidation  of its share capital.  The return of cash and share consolidation are subject to approval by the Company's shareholders.

The Issuer hereby gives notice to the  Bondholders  of the expected  adjustments to the Exchange  Price of the  Convertible  Bonds as a
result of the return of cash and the share consolidation.

The Company  considers that the  transaction  constitutes a series of events  occurring  within a short period of time (as described in
Article 9(e)(B)(ff) of the Issuer's Articles of Association) and a circumstance to which Article 9(e)(B)(gg) applies.

In  accordance  with those  Articles and Article  9(e)(B)(hh),  the Company has  appointed  Ernst & Young LLP, with the approval of the trustee,  to give an opinion in  accordance  with Articles  9(e)(B)(ff)  and (gg) and to provide a  certificate  as to the  appropriate adjustment  to  the  Exchange  Price.  The  adjustment  will  be  made  with  reference  to  Article  9(e)(B)(aa)(i)  -  Consolidation,
Reclassification  and Subdivision;  Article  9(e)(B)(aa)(ii) - Capitalisation of Profits or Reserves;  and Article  9(e)(B)(aa)(iii)  -
Capital Distribution.

The return of capital to  shareholders  via the B-Share scheme will be treated as the equivalent of a dividend of  approximately  £1.20 per existing  ordinary share and the "reverse  capitalisation"  of,  approximately,  every three existing  ordinary shares into two new ordinary  shares.  A  Consolidation  of ordinary  shares will then occur on the basis of  approximately  1.1905 new ordinary shares for every existing ordinary share held following the "reverse capitalisation".

Based on the market value of the  ordinary  shares as at 30 March 2006 and the details of the capital  reorganisation,  the Company and
Ernst & Young LLP do not  currently  expect that the amount of the  adjustment  to the Exchange  Price will be  significant.  The exact amount of any  adjustment to the Exchange Price will be determined  with reference to the share price on 12 May 2006,  being the record date for the return of cash.

Following  any  adjustment  to the Exchange  Price,  the Issuer will give notice of such  adjustment  to the  Bondholders,  pursuant to paragraph  9(e)(B)(cc) of the Articles of Association of the Issuer (and in accordance with Condition 18 of the Convertible  Bonds). If there is an adjustment to the Exchange  Price,  any  adjustments  which had previously not been required to have been made, as a result of such  adjustments  being less than 1% of the Exchange Price then in effect,  will be carried forward and taken into account.  If any adjustment to the Exchange Price is not required to be made as a result of such  adjustment  being less than 1% of the Exchange  Price, in  accordance  with  Article  9(e)(B)(cc),  any such  adjustment  shall be carried  forward and taken into  account in any  subsequent adjustment.

For further information:

Mark Dalton                UBS Limited                                 020 7568 2101

Ben Grindley               Morgan Stanley & Co. Limited                020 7677 7548

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: March 31, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary